Exhibit 4.22

*	CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED PORTIONS OF THE EXHIBIT ARE MARKED BY AN *.

CHLOROQUINE PATENT SUBLICENSE AGREEMENT

This Chloroquine Patent Sublicense Agreement (Agreement) is entered into as of May     , 2002 by and between Amersham Health A.S. (formerly Nycomed Imaging A.S.), a company organized under the laws of Norway with offices at Nycoveien 2, Post Office Box 4220, Torshov, N-0401, Oslo, Norway (AH), and KS Avicenna (formerly INTELLIgene Expressions Inc.), a corporation organized under the laws of Canada, with offices at Edmonton Research Park, 1938-94 Street, Edmonton, Alberta, Canada T6N 1J3 (KSA).

WHEREAS, pursuant to a Patent License Agreement, L-287-00/OAH, in the form attached as Appendix A hereto, AH will be the licensee of certain patent rights from the National Institutes of Health (NIH) or the Centers for Disease Control (CDC), or the Food and Drug Administration (FDA) hereafter singly or collectively referred to as PHS, agencies of the United States Public Health Service within the Department of Health and Human Services (the Chloroquine Agreement), pursuant to which AH will obtain exclusive rights to certain patents.

WHEREAS, AH intends to enter into the Chloroquine Agreement contemporaneously with AH and KSA entering into this Agreement.

WHEREAS, AH wishes to sublicense the certain patent rights licensed under the Chloroquine Agreement and KSA wishes to obtain such rights, all as set forth under the terms of this Agreement.

NOW, THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Definitions. Except as otherwise defined in this Agreement, capitalized terms shall have the meaning set forth in this Section 1.

Earned Royalty and Earned Royalties shall have the meaning set forth in Section 4.3 of this Agreement.

Existing Agreement means the L-006-96/0 Patent License Agreement effective February 7, 1996 between AH and PHS.

FDA means the United States Food and Drug Administration of the Department of Health and Human Services, and any successor entity.

First Commercial Sale means the initial transfer by or on behalf of KSA or its sublicensees of Licensed Products or the initial practice of a Licensed Processes by or on behalf of KSA or its sublicensees in exchange for cash or some equivalent to which value can be assigned for the purpose of determining Net Sales.

Government means the government of the United States of America.

Licensed Fields of Use means the use of the Licensed Patent Rights as a vascular protector during therapeutic treatment of all cancers of the central nervous system with mutated diphtheria immunotoxins.

Licensed Patent Rights means:

(a) U.S. patent applications and patents listed in Appendix B, all divisions and continuations of these applications, all patents issuing from such applications, divisions, and continuations, and any reissues, reexaminations, and extensions of all such patents;

(b) to the extent that the following contain one or more claims directed to the invention or inventions claimed in (a) above: (i) continuations-in-part of (a) above; (ii) all divisions and continuations of these continuations-in-part; (iii) all patents issuing from such continuations-in-part, divisions, and continuations; and (iv) any reissues, reexaminations, and extensions of all such patents;

(c) to the extent that the following contain one or more claims directed to the invention or inventions claimed in (a) above: all counterpart foreign applications and patents to (a) and (b) above, including those listed in Appendix B.

Licensed Patent Rights shall not include (b) or (c) above to the extent that they contain one or more claims directed to new matter which is not the subject matter of a claim in (a) above.

Licensed Processes means processes which, in the course of being practiced would, in the absence of this Agreement, infringe one or more claims of the Licensed Patent Rights that have not been held invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

Licensed Products means tangible materials which, in the course of manufacture, use, or sale would, in the absence of this Agreement, infringe one or more claims of the Licensed Patent Rights that have not been held invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

Licensed Territory means the United States of America, its commonwealths, territories and possessions.

Net Sales means the total gross receipts for sales of Licensed Products or practice of Licensed Processes by or on behalf of KSA or its sublicensees, and from leasing, renting or otherwise making Licensed Products available to others without sale or other dispositions, whether invoiced or not, less returns and allowances actually granted, packing costs, insurance costs, freight out, taxes or excise duties imposed on the transaction (if separately invoiced), and wholesaler and cash discounts in amounts customary in the trade. No deductions shall be made for sales or other commissions paid to individuals, whether they be with independent sales agencies or regularly employed by KSA, or sublicensees, or for the cost of collections.

PHS Flowthrough Terms means those provisions setting forth certain rights of PHS and obligations of KSA to PHS, as set forth in Appendix C to this Agreement.

Primary Sublicense Agreement means the Sublicense Agreement between AH and KSA dated May 19, 2000.

Research License means a nontransferable, nonexclusive license to make and to use the Licensed Products or Licensed Processes as defined by the Licensed Patent Rights for purposes of research and not for purposes of commercial manufacture or distribution or in lieu of purchase.

2.	GRANT OF RIGHTS.

2.1 To Licensed Patent Rights. Subject to the terms and conditions of this Agreement, AH hereby grants and KSA accepts an exclusive license under the Licensed Patent Rights in the Licensed Territory to make and have made, to use and have used, to sell and have sold, to offer to sell, and to import any Licensed Products in the Licensed Fields of Use and to practice and have practiced any Licensed Processes in the Licensed Fields of Use.

2.2 Limitations. This Agreement confers no license or rights by implication, estoppel, or otherwise under any patent applications or patents of AH or PHS other than Licensed Patent Rights regardless of whether such patents are dominant or subordinate to Licensed Patent Rights.

2.3 Sublicensing Rights.

2.3.1 Ability to Sublicense. Upon written approval by PHS, which approval will not be unreasonably withheld, nor will a decision on approval be unduly delayed, KSA may enter into sublicensing agreements under the Licensed Patent Rights subject to the royalty obligations set forth in Section 4 herein, provided that such Licensed Patent Rights may be sublicensed only to a party to whom KSA has granted a sublicense under the Primary Sublicense Agreement.

2.3.2 Applicability of PHS Flowthrough Terms. KSA agrees that any sublicenses granted by it shall provide that the rights of and obligations to PHS as set forth in the PHS Flowthrough Terms of this Agreement shall be binding upon the sublicensee(s) as if it were a party to this Agreement. KSA further agrees to attach copies of the PHS Flowthrough Terms to all such sublicense agreements.

2.3.3 Sublicensee s Rights upon Termination. Any sublicenses granted by KSA shall provide for the termination of the sublicense, or the conversion to a license directly between such sublicensees and PHS, at the option of the sublicensee, upon termination of both this Agreement and termination of the Chloroquine Agreement. Such conversion is subject to PHS approval and contingent upon acceptance by the sublicensee of the remaining provisions of this Agreement.

2.3.4 Copies to AH. KSA agrees to promptly forward to PHS and AH a copy of each fully executed sublicense agreement, in all events not later than thirty (30) days after the execution of such agreement.

2.4 Reserved Government Rights: PHS Flowthrough Provisions. KSA understands and agrees that the Licensed Patent Rights are licensed to AH from PHS under the Chloroquine Agreement, and that PHS requires that the PHS Flowthrough Provisions apply to any sublicensee of the Licensed Patent Rights. The PHS Flowthrough Provisions are incorporated herein by reference, and KSA understands and agrees that PHS shall have the rights to bring suit directly against KSA to enforce its rights under this Agreement.

3.	DOMESTIC AND FOREIGN PATENT FILING, PROSECUTION AND MAINTENANCE; PATENT ENFORCEMENT.

3.1 Filing. Prosecution and Maintenance. PHS has responsibility for the preparation, filing, prosecution, and maintenance of any and all patent applications included in the Licensed Patent Rights and shall furnish copies of relevant patent-related documents as PHS deems necessary to AH who agrees to furnish such copies to KSA. Except as set forth below, as between the parties, PHS shall have the sole right to conduct the preparation, filing, prosecution and maintenance of any and all patent applications or patents included in the Licensed Patent Rights.

3.2 KSA Assumption of Responsibility. Upon PHS’ or AH s written request, KSA will assume the responsibility for the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights and will on an ongoing basis promptly furnish copies of all patent-related documents to PHS. In such event, KSA will, subject to the prior approval of PHS and AH, select registered patent attorneys or patent agents to provide such services on behalf of KSA, AH and PHS. PHS and, if necessary, AH will provide appropriate powers of attorney and other documents necessary to undertake such actions to the patent attorneys or patent agents providing such services. KSA and its attorneys or agents will consult with PHS and AH in all aspects of the preparation, filing, prosecution and maintenance of patent applications and patents included within the Licensed Patent Rights and will provide PHS and AH sufficient opportunity to comment on any document that KSA intends to file or to cause to be filed with the relevant intellectual property or patent office.

3.3 Assumption of Control. At any time, PHS or AH may provide KSA with written notice that PHS or AH, respectively, wishes to assume control of the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights. If PHS or AH elects to assume such responsibilities, KSA agrees to cooperate fully with PHS or AH, respectively, and the respective party s attorneys and agents in the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights and to provide PHS and AH with complete copies of any and all documents or other materials that PHS and AH deem necessary to undertake such responsibilities. KSA will be responsible for all costs associated with transferring patent prosecution responsibilities to an attorney or agent of PHS’ or AH’s choice.

3.4 Cooperation. Each party shall promptly inform PHS and the other party as to all matters that come to its attention that may affect the preparation, filing, prosecution, or maintenance of the Licensed Patent Rights; either party may provide comments and suggestions to the other party and PHS with respect to such preparation, filing and maintenance.

3.5 Patent Enforcement. KSA agrees to notify AH and PHS promptly of each infringement or possible infringement, as well as any facts which may affect the validity, scope, or enforceability of the Licensed Patent Rights of which KSA becomes aware. Except as set forth herein, as between the parties, All and PHS shall have the sole right to pursue claims of infringement of the Licensed Patent Rights against third parties; provided, however, that AH neither represents nor warrants that it will commence legal actions against third parties infringing the Licensed Patent Rights.

3.6 Potential Enforcement by KSA. Pursuant to this Agreement and the provisions of Chapter 29 of Title 35, United States Code, KSA may: a) bring suit in its own name, at its own expense, and on its own behalf for infringement of presumably valid claims in the Licensed Patent Rights; b) in any such suit, engage infringement and collect for its use, damages, profits, and awards of whatever nature recoverable for such infringement; and c) settle any claim or suit for infringement of the Licensed Patent Rights provided, however, that PHS and appropriate Government authorities shall have the first right to take such actions and shall have a continuing right to intervene in such suit. KSA shall take no action to compel the Government either to initiate or to join in any such suit for patent infringement. KSA may request the Government to initiate or join any such suit if necessary to avoid dismissal of the suit. Should the Government be made a party to any such suit, KSA shall reimburse the Government for any costs, expenses, or fees which the Government incurs as a result of such motion or other action, including my and all costs incurred by the Government in opposing any such motion or other action. Upon KSA s payment of all costs incurred by the Government as a result of KSA s joinder motion or other action, these actions by KSA will not be considered a default in the performance of any material obligation under this Agreement. In all cases, KSA agrees to keep PHS and AH reasonably apprised of the status and progress of any litigation. Before KSA commences an infringement action, KSA shall notify PHS and give careful consideration to the views of PHS and to any potential effects of the litigation on the public health in deciding whether to bring suit.

3.7 Declaratory Judgment Actions. In the event that a declaratory judgment action alleging invalidity or non-infringement of any of the Licensed Patent Rights shall be brought against KSA or raised by way of counterclaim or affirmative defense in an infringement suit brought by KSA under Section 3.6, pursuant to this Agreement and the provisions of Chapter 29 of Title 35, United States Code or other statutes, KSA may: a) defend the suit in its own name, at its own expense, and on its own behalf for presumably valid claims in the Licensed Patent Rights; b) in any such suit, ultimately to enjoin infringement and to collect for its use, damages, profits, and awards of whatever nature recoverable for such infringement; and c) settle any claim or suit for declaratory judgment involving the Licensed Patent Rights provided, however, that PHS and appropriate Government authorities shall have the first right to take such actions and shall have a continuing right to intervene in such suit. KSA shall take no action to compel the Government either to initiate or to join in any such declaratory judgment action. KSA may request the government to initiate or join in any such suit if necessary to avoid dismissal of the suit. Should the Government be made a party to any such suit by motion or any other action of KSA, KSA shall reimburse the Government for any costs, expenses, or fees which the Government incurs as a result of such motion or other action. Upon KSA’s payment of all costs incurred by the Government as a result of KSA s joinder motion or other action, these actions by KSA will not be considered a default in the performance of any material obligation under this Agreement. If KSA elects not to defend against such declaratory judgment action, PHS, at its option, may do so at its own expense. In all cases, KSA agrees to keep PHS and AH reasonably apprised of the status and progress of any litigation. Before KSA commences an infringement action, KSA shall notify PHS and AH and give careful consideration to the views of PHS and AH and to any potential effects of the litigation on the public health in deciding whether to bring suit.

3.8 AH Cooperation in KSA Enforcement Actions. AH shall cooperate fully with KSA in connection with an infringement action initiated under Sections 3.6 and 3.7. AH agrees promptly to provide access to all necessary documents and to render reasonable assistance in response to a request by KSA at KSA’s expense.

4.	PAYMENTS.

4.1. Benchmark Royalty Payments. KSA agrees to pay AH the nonrefundable Benchmark Royalties as set forth in Appendix D. KSA expressly acknowledges and agrees that none of the Benchmark Payments set forth in this Section shall be credited against any Earned Royalties described in Section 4.3 below or against any royalty obligations under the Primary Sublicense Agreement.

4.2 License Issue Royalty Payments. KSA agrees to pay AH a noncreditable, nonrefundable license issue royalty as set forth in. Appendix D within thirty (30) days from the date that this Agreement becomes effective. KSA expressly acknowledges and agrees that none of the License Issue Payments set forth in this Section shall be credited against any Earned Royalties described in Section 4.3 below or against any royalty obligations under the Primary Sublicense Agreement.

4.3 Earned Royalty. KSA agrees to pay AH the earned royalties as set forth in Appendix D (hereinafter referred to as the Earned Royalty or Earned Royalties).

4.4 Sublicense Royalty. KSA agrees to pay AH a noncreditable, nonrefundable sublicense issue royalty as set forth in Appendix D within thirty (30) days from the date such sublicense becomes effective.

4.5 Minimum Annual Royalty. KSA agrees to pay AH a nonrefundable minimum annual royalty as set forth in Appendix D. The minimum annual royalty is due and payable on January 1 of each calendar year and may be credited against any Earned Royalties due for sales made in that year. The minimum annual royalty due for the first calendar year of this Agreement may be prorated according to the fraction of the calendar year remaining between the effective date of this Agreement and the next subsequent January 1.

4.6 Patent Expenses. With regard to expenses associated with the preparation, filing, prosecution, and maintenance of AH patent applications and patents included within the Licensed Patent Rights incurred by PHS and AH prior to the effective date of this Agreement, KSA will pay to AH, as an additional royalty, within sixty (60) days of AH’s submission of a statement and request for payment to KSA, an amount equivalent to such patent expenses previously incurred by PHS and AH. KSA agrees to pay AH annually, within sixty (60) days of AH submission of a statement and request for payment, an amount equivalent to all reasonable expenses incurred by PHS after the Effective Date in the preparation, filing, prosecution, and maintenance of the Licensed Patent Rights.

4.7 A patent or patent application licensed under this Agreement will cease to fall within the Licensed Patent Rights for the purpose of computing earned royalty payments in any given country on the earliest of the dates that the claim has been held to be invalid or unenforceable by an unappealed or unappealable decision of a court of competent jurisdiction or administrative agency.

4.8 Except as specifically set forth herein, no multiple royalties will be payable because any Licensed Product(s) or Licensed Process(es) are covered by more than one of the Licensed Patent Rights.

4.9	ADJUSTMENTS TO ROYALTY.

4.9.1 Adjustments Regarding Expenses in KSA Enforcement Actions. In any action under Sections 3.6 or 3.7, the expenses including costs, fees, attorney fees, and disbursements, will be paid by KSA. Up to fifty percent (50.0%) of such expenses may be credited against the royalties payable to AH under Section 4.3 of this Agreement under the Licensed Patent Rights in the country in which such suit is filed. In the event that fifty percent (50.0%) of such expenses exceed the amount of royalties payable by KSA in any calendar year, the expenses in excess may be carried over as a credit on the same basis into succeeding calendar years. A credit against litigation expenses, however, may not reduce royalties due in any calendar year to less than the Minimum Royalties of Section 4.5 of this Agreement. Any recovery made by KSA, through court judgment or settlement, first shall be applied to reimburse AH for royalties withheld as a credit against litigation expenses and then to reimburse KSA for its litigation expenses. Any remaining recoveries shall be shared equally by KSA and AH.

4.9.2 Commercialization License Credit. Should PHS grant a commercialization license to a party other than AH or KSA for rights not granted under this Agreement, e.g. for the use of chloroquine or other endosome pH-raising agents in conjunction with Pseudomonas exotoxin mutants, AH agrees to grant KSA a credit for the appropriate share (for example, should one additional license be granted, KSA shall be granted a credit of fifty percent (50.0%) of any previously reimbursed patent expenses, due under Section 4.6 of this Agreement, and then shall be expected to reimburse AH fifty percent (50.0%) of any future patent expenses, due under Section 4.6 of this Agreement) of the related patent expenses. This proportional credit shall be taken against earned royalties due on Net Sales.

4.10 Payment Terms. All payments, if any, under this Agreement shall be made in U.S. dollars. For conversion of foreign currency to U.S. dollars, the conversion rate shall be the rate quoted in The Wall Street Journal on the day that the payment is due. All checks and bank drafts shall be drawn on United States banks and shall be payable to Amersham Health, A.S. Any loss of exchange, value, taxes, or other expenses incurred in the transfer or conversion to U.S. dollars shall be paid entirely by KSA. All payments due under this Agreement shall be nailed to the following address: Nycoveien 2, Post Office Box 4220, Torshov, N-0401, Oslo, Norway, Attention: Tim Martin. The Royalty report required by Section 5.3 of this Agreement shall accompany each such payment and a copy of such report shall also be mailed to AH at its address for notices. All amounts payable under this Agreement are exclusive of all sales, use, value-added, withholding, and other taxes and duties. KSA will pay all taxes and duties assessed in connection with this Agreement and its performance by any authority within or outside of the U.S., except for taxes payable on AH s net income. AH will be promptly reimbursed by KSA for any and all taxes and duties that AH may be required to pay in connection with this Agreement or its performance. AH shall cooperate and assist KSA with any steps that may be required to minimize the payment of taxes and duties under this section or recover part or all of any taxes or duties paid under this Section. All amounts which remain unpaid after s due date shall be subject to interest charges at the rate of one percent (1%) per month, or the highest rate permitted by law, whichever is lower.

5.	RECORDS AND AUDITS; REPORTS.

5.1 Recordkeeping and Audits. KSA agrees to keep accurate and correct records of Licensed Products made, used, or sold and Licensed Processes practiced under this Agreement appropriate to determine the amount of royalties, if any, due AH. Such records shall be retained for at least five (5) years following a given reporting period. They shall be available during normal business hours at KSA s premises for inspection at the expense of AH by an accountant or other designated auditor selected by AH for the sole purpose of verifying reports and payments hereunder. The accountant or auditor shall only disclose to AH information relating to the accuracy of reports and payments made under this Agreement. If an inspection shows an under reporting or underpayment in excess of five (5%) percent for any twelve (12) month period, then KSA shall pay the unreported Royalties, including any late charges as required by Section 4.2 of this Agreement. All payments required under this Section shall be due within thirty (30) days of the date AH provides KSA notice of the payment due.

5.2 Compulsory Audit. KSA agrees to have an audit of sales and royalties conducted by an independent auditor at least every two (2) years if Net Sales of the Licensed Product or Licensed Processes are over two million dollars (US$2,000,000.00). The audit will address, at a minimum, the amount of gross sales by or on behalf of KSA during the audit period, terms of the license as to percentage or fixed royalty to be remitted to AH, the amount of royalty funds owed to AH under this Agreement, and whether the royalty amount owed has been paid to AH and is reflected in the records of the KSA. The audit will also indicate the PHS license number, product, and the time period being audited. A report certified by the auditor will be submitted promptly by the auditor directly to AH and PHS on completion. KSA will pay for the entire cost of the audit.

5.3 Royalty Report. KSA shall submit to AH within thirty (30) days after each calendar half-year ending June 30 and December 31 a royalty report setting forth for the preceding half-year period the amount of the ‘Licensed Products sold or Licensed Processes practiced by or on behalf of KSA in each country within the Licensed Territory, the Net Sales, and the amount of Royalties accordingly due. With each such royalty report, KSA shall “submit payment of the Earned Royalties due. If no earned royalties or payments are due to AH for any reporting period, the written report shall so state. The royalty report shall be certified as correct by an authorized officer of KSA and will include a detailed listing of all deductions made pursuant to the definition of Net Sales under Section 1 of this Agreement to determine royalties due.

5.4 Additional Reports. AH and KSA acknowledge that KSA is obligated to submit certain written reports to PHS and AH under the Primary Sublicense Agreement. In the event that PHS requires that any additional reports be submitted under the Chloroquine Agreement, KSA shall provide such reports in a timely fashion upon request from either PHS or AH.

6.	PERFORMANCE BY KSA.

6.1 Efforts to Commercialize. KSA shall use its reasonable best efforts to introduce the Licensed Products into the commercial market or apply the Licensed Processes to commercial use as soon as practicable. Reasonable best efforts for the purpose of this provision shall include, but not be limited to, adherence to the Commercial Development Plan and performance of the Benchmarks attached hereto as Appendices E and F, respectively. The efforts of a sublicensee shall be considered the efforts of KSA.

6.2 Efforts to Make Available to Public. Upon First Commercial Sale, until the expiration of this Agreement, KSA shall use reasonable best efforts to keep Licensed Products and Licensed Processes reasonably accessible to the public in the Licensed Territory.

7.	WARRANTY AND DISCLAIMERS; INDEMNIFICATION BY KSA; LIMITATION OF LIABILITY.

7.1 Due Diligence by KSA. Except as specifically stated herein, AH makes no representations or warranties as to any aspect of the Licensed Products or Licensed Processes. AH does not make any representation or warranty as to the business prospects of the Licensed Products or Licensed Processes. KSA acknowledges and agrees that (a) KSA has conducted its own review and analysis, as it deemed necessary and appropriate, of the business prospects of the Licensed Products or Licensed Processes and is not relying on any representations or warranties from AH as to the business prospects; and (b) in making the decision to license. the Licensed Patent Rights, KSA has relied solely on independent investigations made by KSA or KSA s financial and legal advisors, has had the opportunity to review information and have questions answered by management and employees of AH, and deems such information received and reviewed adequate to evaluate the merits and risks of the business prospects of the Licensed Products and Licensed Processes.

7.2 Mutual Authority. Each party represents and warrants to the other that:

7.2.1 Corporate Power. It is duly organized and validly existing under the laws of its state or country of incorporation, and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof.

7.2.2 Due Authorization. It is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder, and the person or persons executing this Agreement on its behalf has been duly authorized to do so by all requisite corporate action.

7.2.3 Binding Agreement. This Agreement is legally binding upon it and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by it to the best of its knowledge does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

7.3 Disclaimers.

7.3.1 No Warranty of Scope, Infringement, or Approvals. AH does not represent or warrant the validity of the Licensed Patent Rights and makes no representations or warranties whatsoever with regard to the scope of the Licensed Patent Rights, or that the Licensed Patent Rights may be exploited without infringing other patents or other intellectual property rights of third parties, or that the Licensed Products or Licensed Processes are acceptable for filing with the FDA or whether any authorization or approval will be obtained from the FDA.

7.3.2 General Disclaimer. THE LICENSED PATENT RIGHTS ARE LICENSED TO KSA ON AN AS IS BASIS, AND AH MAKES NO WARRANTIES, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY SUBJECT MATTER DEFINED BY THE CLAIMS OF THE LICENSED PATENT RIGHTS OR OTHERWISE.

7.4 Indemnification by KSA. KSA shall indemnify and hold AH and PHS, its affiliates, officers, directors, employees, students, fellows, agents, and consultants harmless from and against all liability, demands, damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage in connection with or arising out of (a) the use by or on behalf of KSA, its sublicensees, directors, employees, or third parties of any Licensed Patent Rights, or (b) the design, manufacture, distribution, or use of any Licensed Products, Licensed Processes, or other products or processes developed in connection with or arising out of the Licensed Patent Rights. KSA agrees to maintain a liability insurance program consistent with sound business practice, with a minimum coverage of Ten Million Dollars (US$10,000,000), provided that the obligation to place liability insurance shall not become applicable until thirty (30) days prior to the first application for Institutional Review Board (IRB) approval for Clinical Trials

7.5 Indemnification by AH. AH shall indemnify and hold KSA, its affiliates, officers, directors, employees, agents, and consultants harmless from and against all liability, demands,

damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage in connection with or arising out claims brought by or for individuals who were administered a product embodying Licensed Products or using Licensed processes that were created via AH’s development efforts prior to the Effective Date.

7.6 Exclusion of Damages and Limitations of Liability. IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY LOST REVENUES OR PROFITS, COST OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES, OR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, WHETHER BASED ON BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), PRODUCT LIABILITY, OR OTHERWISE, AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE. EXCEPT FOR THE INDEMNIFICATION UNDER SECTION 7.5 ABOVE UNDER NO CIRCUMSTANCES SHALL AH BE LIABLE TO KSA FOR ANY AMOUNT GREATER THAN THE AMOUNT PAID BY KSA TO AH UNDER THE TERMS OF THIS AGREEMENT LESS ANY AMOUNTS PAID BY AH TO PHS.

8.	TERM AND TERMINATION.

8.1 Term. This Agreement shall come into force and effect on the date on which AH and PHS enter into the Chloroquine Agreement in the form attached as Appendix A to this Agreement (the Effective Date) and, unless sooner terminated by the parties as otherwise provided, shall continue in effect until the last to expire of the Licensed Patent Rights (Term).

8.2 Events of Termination. Either party (or the specific party named below, as applicable) will have the right to terminate this Agreement if or upon:

8.2.1 Breach. The other party breaches any material term or condition of this Agreement and fails to cure such breach within sixty (60) days after written notice, which shall include without limitation any failure of KSA to meet the Benchmarks set forth on Attachment F hereto;

8.2.2 Termination of Other Agreements. The termination of the Chloroquine Agreement or, prior to the expiration thereof, the termination of the Existing Agreement or the termination of the Primary Sublicense Agreement;

8.2.3 Voluntary Bankruptcy. The other party becomes the subject of a voluntary petition in bankruptcy or any voluntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors;

8.2.4 Involuntary Bankruptcy. The other party becomes the subject of an involuntary petition in bankruptcy or any involuntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors, if such petition or proceeding is not dismissed within sixty (60) days of filing;

8.2.5 Government Restrictions. The Licensed Products and Licensed Processes may no longer be used, sold or otherwise distributed in the Licensed Territory due to government laws or regulations prevailing in the Licensed Territory;

8.2.6 Termination by PHS. This Agreement, and/or AH s license to the Licensed Patent Rights from PHS under the Chloroquine Agreement, is terminated as a result of PHS reserved rights under either agreement; or

8.2.7 Nonuse by KSA. KSA determines that it does not wish to initiate or continue commercialization or other use of the Licensed Patent Rights under this Agreement, and provides AH with at least ninety (90) days prior written notice of its intent to terminate this Agreement.

8.3 Rights upon Termination. Upon any termination of this Agreement for any reason:

8.3.1 Not later than thirty (30) days following such termination, each party shall return to the other any and all Confidential Information of the other party in its possession or control.

8.3.2 In the event that AH terminates this Agreement, KSA shall promptly deliver to AH all KSA Know-How, and KSA hereby grants to AH a perpetual, nonexclusive license (with the right to sublicense) to use KSA Know-How as needed for AH and its sublicensees to fully exercise the Licensed Patent Rights. For purposes of this Agreement, KSA Know-How means all inventions, discoveries, trade secrets, information, experience, data, formulas, procedures and results, and improvements thereon, whether or not patentable or patented, which are created or obtained by KSA during the term of this Agreement in connection with its activities related to the Licensed Patent Rights, and which may be necessary or useful in the manufacture, use or sale of any Licensed Products or Licensed Processes.

8.3.3 KSA shall have the right to convert its license to the Licensed Patent Rights under this Agreement into a license directly from PHS, upon PHS approval of same and KSA s consent to applicable provisions required by PHS.

9.	CONFIDENTIALITY.

9.1 Confidential Information. “Confidential Information” means: (a)°any business or technical information of KSA or AH, including but not limited to any information relating to KSA’s or AH’s product plans, designs, costs, finances, marketing plans, business opportunities, personnel, research, pending patent applications, development or know-how; and (b)°the terms and conditions of this Agreement.

9.2 Exceptions. Confidential Information shall, not include information that: (a)°is in or enters the public domain without breach of this Agreement through no fault of the receiving party; (b)°the receiving party was demonstrably in possession of prior to first receiving it from the disclosing party; (c)°the receiving party can demonstrate was developed by the receiving party independently and without use of or reference to the disclosing party’s Confidential Information; or (d) the receiving party receives from a third party without restriction on disclosure and without breach of a nondisclosure obligation.

9.3 Obligations. Each party will maintain the Confidential Information of the other party in strict confidence and will exercise due care with respect to the handling and protection of such Confidential Information, consistent with its own policies concerning protection of its own Confidential Information of like importance. Each party will use the Confidential Information of the other party only as expressly permitted herein, and will disclose such Confidential Information only to its employees and consultants as is reasonably required in connection with the exercise of its rights and obligations under this Agreement (and only subject to binding use and disclosure restrictions at least as protective as those set forth herein executed in writing by such employees and consultants). KSA expressly understands and agrees that AH shall have the right to disclose Confidential Information of KSA to PHS solely to the degree required by AH s disclosure obligations under the Chloroquine Agreement. However, each party may disclose Confidential Information of the other party pursuant to the order or requirement of a court, administrative agency, or other governmental body, provided that the receiving party gives reasonable notice to the other party to contest such order or requirement. Any such disclosure by the receiving party of the Confidential Information of the disclosing party, will, in no way, be deemed to change, affect or diminish the confidential and proprietary status of such Confidential Information.

9.4 InjunctiveºRelief. Each party acknowledges that improper use or disclosure of the Confidential Information of the other party would cause substantial harm to the other party that could not be remedied by the payment of damages alone. Accordingly, each party will be entitled to preliminary and permanent injunctive relief and other equitable relief for any breach of this Section 9.

10.	PHS CONSENTS. PHS hereby agrees as follows:

10.1 Approval of Sublicense. PHS has, in accordance with Article 4 of the Chloroquine Agreement, approved this Agreement.

10.2 Communications and Approvals. KSA shall have the right to report on AH s behalf to, and to seek approvals on AH s behalf from, PHS as contemplated under Sections 2.3.1, 2.3.3, 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, .8, 5.1, 5.2, 5.3, and 5.4 of this Agreement. Any reports or communications contemplated under those Sections shall be treated by PHS as reports or communications from AH. Any approvals given by PHS under the above referenced Sections shall be deemed an approval by AH under this Agreement.

11.	GENERAL PROVISIONS.

11.1 Waiver. Neither party may waive or release any of its rights or interests in this Agreement except in writing. The failure of either party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver or that right by either party or excuse a similar subsequent failure to perform any such term or condition by this other party.

11.2 Entire Agreement. This Agreement constitutes entire agreement between the Parties relating to the subject matter of the Licensed Patent Rights and all prior negotiations,

representations, agreements, and understandings are merged into, extinguished by, and completely expressed by this Agreement.

11.3 Severability. The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, such determination shall not in any way affect the validity or enforceability of the remaining provisions of this Agreement.

11.4 Modification. If either party desires a modification to this Agreement, the Parties shall, upon reasonable notice of the proposed modification by the party desiring the change, confer in good faith to determine the desirability of such modification. No modification will be effective until a written amendment is signed by the signatories to this Agreement.

11.5 Governing Law; Dispute Resolution. The construction, validity, performance, and effect of this Agreement shall be governed by the laws of New Jersey and of the United States, excepting those portions thereof relating to conflicts of law. All disputes arising under this Agreement shall be resolved solely in the federal or state courts situated in New Jersey and both parties hereby submit to the personal jurisdiction thereof.

11.6 Notices. All notices required or permitted by this Agreement shall be given by prepaid, first class, registered or certified mail properly addressed to the other party at the address designated on the first page of this Agreement, or to such other address as may be designated in writing by such other party, and shall be effective as of the date of the postmark of such notice.

11.7 Assignment. This Agreement shall not be assigned by KSA except (a) with the prior written consent of AH, such consent to be reasonably given; or (b) as part of a sale or transfer of substantially the entire business of KSA relating to operations which concern this Agreement. KSA shall notify AH within ten (10) days of any assignment of this Agreement by KSA.

11.8 Use of Items from AH and its Licensors. KSA agrees in its use of any AH supplied items to comply with all applicable statutes, regulations, and guidelines, including Public Health Service and National Institutes of Health Regulations and guidelines. KSA agrees not to use the materials for research involving human subjects or clinical trials in the United States without complying with 21 CFR Part 50 and 45 CFR Part 46. KSA agrees not to use the items for research involving human subjects or clinical trials outside of the United States without notifying AH, in writing, of such research or trials and complying with the applicable regulations of the appropriate national control authorities. Written notification to AH of research involving human subjects or clinical trials outside of the United States shall be given no later than sixty (60) days prior to commencement of such research or trials.

11.9 Export Control. KSA acknowledges that it is subject to and agrees to abide by the United States laws and regulations (including the Export Administration Act of 1979 and Arms Export Control Act) controlling the export of technical data, computer software, laboratory prototypes, biological material, and other commodities. The transfer of such items may require a license from the cognizant agency of the U.S. Government or written assurances by KSA that it shall not export such items to certain foreign countries without prior approval of such agency. AH neither represents nor warrants that a license is or is not required or that, if required, it shall be issued.

11.10 Marking of Licensed Products. KSA agrees to mark the Licensed Products or their packaging sold in the United States with all applicable U.S. patent numbers and similarly to indicate Patent Pending status. All Licensed Products manufactured in, shipped to, or sold in other countries shall be marked in such a manner as to preserve AH s or its licensor s patent rights in such countries.

11.11 Survival. Sections 2.3.3, 2.4, 4, 7, 8, 9, 10, and 11 of this Agreement shall survive termination of this Agreement.

11.12 Counterparts. This Agreement may be executed in multiple counterparts, each of which when so executed, shall be deemed to be an original copy hereof, and all such counterparts together shall constitute one single agreement.

[Remainder of Page Left Blank]

[Signature Page to Sublicense Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives.

KS AVICENNA, INC.		AMERSHAM HEALTH A.S.

By:	/s/ Fahar Merchant	By:	/s/ Ase Aulie Michelet
Name:	Fahar Merchant	Name:	Ase Aulie Michelet
Title:	Chief Technology Officer	Title:	President Amersham Health A.S

APPENDIX A

CHLOROQUINE AGREEMENT

APPENDIX B

PATENTS OR PATENT APPLICATIONS

USPA, S/N 60/212,909, [DHHS Ref. No.: E-288-99/0] entitled, Methods of Protecting Vasculature From Damage by Diphtheria Toxin- and Pseudomonas Toxin-Based Immunotoxins During Therapy, filed on June 20, 2000.

USPA, S/N 09/884,695, [DHHS Ref. E-288-99/1], entitled, Methods of Protecting Vasculature From Damage by Diphtheria Toxin- and Pseudomonas Toxin-Based Immunotoxins During Therapy, which was filed on June 19, 2001.

APPENDIX C

PHS FLOWTHROUGH TERMS

1. Government Reserved Rights.

1.1 Reserved License Rights. KSA agrees that PHS has reserved on behalf of the Government of the United States of America (the Government) an irrevocable, nonexclusive, nontransferable, royalty-free license for the practice of all inventions licensed under the Licensed Patent Rights throughout the world by or on behalf of the Government and on behalf of any foreign government or international organization pursuant to any existing or future treaty or agreement to which the Government is a signatory.

1.2 Cooperative Research and Development Agreement Rights. In the event that Licensed Patent Rights are Subject Inventions made under a Cooperative Research and Development Agreement (CRADA), KSA grants to the Government, pursuant to 15 U.S.C. /3710a(b)(l)(A), a nonexclusive, nontransferable, irrevocable, paid-up license to practice Licensed Patent Rights or have Licensed Patent Rights practiced throughout the world by or on behalf of the Government. In the exercise of such license, the Government will not publicly disclose trade secrets or commercial or financial information that is privileged or confidential within the meaning of 5 U.S.C. /552(b)(4) or which would be considered as such if it had been obtained from a non-Federal party. Prior to the First Commercial Sale, KSA agrees to provide PHS reasonable quantities of Licensed Products or materials made through the Licensed Processes for PHS research use. PHS shall assume liability for its research use of the Licensed Products.

2. Manufacture in United States. KSA agrees that products used or sold in the United States embodying Licensed Products or produced through use of Licensed Processes will be manufactured substantially in the United States, unless a written waiver is obtained in advance from PHS. PHS agrees that the waiver KSA requested and received for the Existing Agreement (see Attachment One) shall also apply to this Agreement.

3. Future Cooperative Research and Development Agreements. KSA acknowledges that PHS may enter not future Cooperative Research and Development Agreements (CRADAs) under the Federal Technology Transfer Act of 1986 that relate to the subject matter of this Agreement. KSA agrees not to unreasonably deny requests for a research License from such future collaborators with PHS when acquiring such rights is necessary in order to make a Cooperative Research and Development Agreement (CRADA) project feasible. KSA may request an opportunity to join as a party to the proposed Cooperative Research and Development Agreement (CRADA).

4. Research Licenses.

4.1 Grant of Research License. In addition to the reserved license of Paragraph 3 above in this Appendix C, PHS reserves the right to grant nonexclusive Research Licenses directly or to require KSA to grant nonexclusive Research Licenses on reasonable terms. The purpose of this Research License is to encourage basic research, whether conducted at an academic or corporate facility, but in no event shall the Research License be used for any commercial purpose. Additionally and in order to safeguard the Licensed Patent Rights, however, PHS will consult with KSA before granting to commercial entities a Research License or providing to them research samples of materials made through the Licensed Processes.

4.2 Required Research Licenses. In exceptional circumstances, and in the event that Licensed Patent Rights are Subject Inventions made under a Cooperative Research and Development Agreement (CRADA), the government, pursuant to 15 U.S.C. /3710a(b)(1)(B), retains the right to require KSA to grant to a responsible applicant a nonexclusive, partially exclusive, or exclusive sublicense to use Licensed Patent Rights in KSA’s field of use on terms that are reasonable under the circumstances; or if KSA fails to grant such a license, the Government retains the right to grant the license itself. The exercise of such rights by the Government will only be in exceptional circumstances and only if the Government determines (i) the action is necessary to meet health or safety needs that are not reasonably satisfied by KSA; (ii) the action is necessary to meet requirements for public use specified by Federal regulations, and such requirements are not reasonably satisfied by the KSA; or (iii) KSA has failed to comply with an agreement containing provisions described in 15 U.S.C. /3710a(c)(4)(B). The determination made by the Government under this Article is subject to administrative appeal and judicial review under 35 U.S.C. /203(2).

5. Recordkeeping and Audits. KSA agrees to keep accurate and correct records of Licensed Products made, used, or sold and Licensed Processes practiced under this Agreement appropriate to determine the amount of royalties due AH. Such records shall be retained for at least five (5) years following a given reporting periods. They shall be available during normal business hours at KSA s premises for inspection at the expense of PHS by an accountant or other designated auditor selected by PHS for the sole purpose of verifying reports and payments hereunder. The accountant or auditor shall only disclose to PHS information relating to the accuracy of reports and payments made under this Agreement. If an inspection shows an under reporting or underpayment in excess of five (5%) percent for any twelve (12) month period, then KSA shall pays the unreported Royalties, including any late charges as required by Section 4.5 of this Agreement. All payments required under this Section shall be due within thirty (30) days of the date PHS provides KSA notice of the payment due.

6. Efforts to Commercialize. KSA shall use its reasonable best efforts to introduce the Licensed Products into the commercial market or apply the Licensed Processes to commercial use as soon as practicable. Reasonable best efforts for the purpose of this provision shall include, but not be limited to, adherence to the Commercial Development Plan. The efforts of a sublicensee shall be considered the efforts of KSA.

7. Efforts to Make Available to Public. Upon First Commercial Sale, until the expiration of this Agreement, KSA shall use the reasonable best efforts to keep Licensed Products and Licensed Processes reasonably accessible to the public in the Licensed Territory.

8. Indemnification by KSA. KSA will indemnify, as of the effective date of this Agreement, and hold PHS and AH, their employees, students, fellows, agents, and consultants harmless from and against all liability, demands, damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage in connection with or arising out of: a) the use by or on behalf of KSA, its sublicensees, directors, employees, or third parties of any Licensed Patent Rights; or b) the design, manufacture, distribution, or use of any Licensed Products, Licensed Processes or materials by KSA, or other products or processes developed in connection with or arising out of the Licensed Patent Rights. KSA agrees to maintain a liability insurance program consistent with sound business practice.

9. Required Sublicenses. When the public health and safety so require, and after written notice to KSA providing KSA a sixty (60) day opportunity to respond, PHS will have the right to require KSA to grant sublicenses to responsible applicants, on reasonable terms, in any Licensed Fields of Use under the Licensed Patent Rights, unless KSA can reasonably demonstrate that the granting of the sublicense would not materially increase the availability to the public of the subject matter of the Licensed Patent Rights. PHS will not require the granting of a sublicense unless the responsible applicant has first negotiated in good faith with KSA.

10. Termination. PHS reserves the right according to 35 U.S.C. /209(f)(4) to terminate or modify this Agreement if it is determined that such action is necessary to meet requirements for public use specified by federal regulations issued after the date of the license and such requirements are not reasonably satisfied by KSA.

11. Appeal of Termination. Within thirty (30) days of receipt of written notice of PHS unilateral decision to modify or terminate this Agreement, KSA may, consistent with the provisions of 37 CFR Part 404.11, appeal the decision by written submission to the designated PHS official. The decision of the designated PHS official will be the final agency decision. KSA may thereafter exercise any and all administrative or judicial remedies that may be available.

12. Final Report. Within ninety (90) days of expiration or termination of this Agreement, a final report will be submitted by KSA to AH and PHS. Any royalty payments, including those incurred but not yet paid (such as the full minimum annual royalty), and those related to patent expense, due to AH will become immediately due and payable upon termination or expiration. If terminated under Section 8 of the Agreement, sublicensees may elect to convert their sublicenses to direct licenses with PHS pursuant to Paragraph 4.03 of the Chloroquine License. Unless otherwise specifically provided for under this Agreement, upon termination or expiration of this Agreement, KSA will return all Licensed Product(s) or other materials included within the Licensed Patent Rights to AH or provide AH with certification of the destruction thereof.

ATTACHMENT ONE TO APPENDIX C

Monday, May 15, 2000

Mr. Stephen M. Wage, Director

Business Development

Nycomed Amersham Imaging, Inc.

101 Carnegie Center

Princeton, New Jersey 08450-6231

Dear Stephen:

Re:	“Waiver” of United States Manufacturing Requirement for the production of a diptheria immunotoxin based therapeutic drug referred to as HN66000 (-Tf-CRM107) (OTT Ref. No.: L-006-96/0) and (OTT Ref. No.: L-007-96/0)

I am pleased to inform you that, pursuant to your Sublicense with INTELLIgene Expressions, Inc (Edmonton, Alberta, Canada), NIH’s Office of Technology Transfer has granted Nycomed Imaging A.S., a waiver of the U.S. manufacturing requirement for the production of a diptheria immunotoxin based therapeutic drug referred to as HN66000 (Tf-CRM107) for the treatment of human cancers of the central nervous system and/or the head and neck (e.g., anaplastic astrocytoma and glioblastoma multiforme) which is licensed to Nycomed Imaging A.S. under the terms of OTT Ref. No.: L-006-96/0 and pursuant to a “Patent License Agreement -Nonexclusive” for the development, use, and/or sale of an intratumoral implanted catheter and pump and/or drug delivery system employing the technology and methods of U.S. Patent 5,720,720, entitled: “Convection-Enhanced Drug Delivery” for use in the intratumoral delivery of the HN66000 (Tf-CRM107) drug - OTT Ref. No.: L-007-96/0. Note, these waivers may be rescinded, if the terms of the sublicense with INTELLIgene Expression, Inc. or the terms of the L-006-96/0 license and/or the terms of the L-007-96/0 license are terminated for any reason. Also, these waivers are granted specifically to Nycomed Imaging A.S. pursuant to the sublicense to INTELLIgene Expressions, Inc., and these waivers can not be included in any sublicense to another company or party without NIH’s Office of Technology Transfer written permission.

The Office of Technology Transfer is looking forward to having the terms of the sublicense agreement associated with this waiver completed and having the HR66000/Tf-CRM107 drug made available for the public good. Thank you for your interest in developing the technology from the U.S. Public Health Service.

Sincerely,

Jack Spiegel, Ph.D., Director Division of Technology Development and Transfer Office of Technology Transfer National Institutes of Health

cc:	INTELLIgene Expression, Inc. (Edmonton, Alberta, Canada)

APPENDIX D

ROYALTIES

1. License Issue Royalty. KSA agrees to pay to AH a noncreditable, nonrefundable License Issue Royalty in the amount of * .

2. Minimum Annual Royalty. KSA agrees to pay AH a minimum annual royalty as follows:

2.1 Zero Dollars (US$0.0) as long as the Existing Agreement is in effect and KSA is current with all its obligations under the Primary Sublicense Agreement; or

2.2 * should the Existing Agreement or the Primary Sublicense Agreement be terminated or KSA does not cure, within ninety (90) days of a written notice from AH, a material breach of the obligations provided by the terms of the Primary Sublicense Agreement.

3. Earned Royalty. KSA agrees to pay AH earned royalties on Net Sales by or on behalf of KSA and its sublicensees as follows:

3.1 * of Net Sales as defined in the Primary Sublicense Agreement;

3.1.1 The parties agree and acknowledge that pursuant to Section 2.6.3 of the Primary Sublicense Agreement, the license granted pursuant to Article 2 of this Agreement is granted for no additional payments beyond those set forth in the Primary Sublicense Agreement and those set forth in this Appendix D, provided that KSA shall remain responsible for the payment of royalties in accordance with the Primary Sublicense Agreement such that any Net Sales, as defined herein, have been accounted for under the Primary Sublicense Agreement and applicable royalties have been paid to AH with respect to such Net Sales. In the event that such royalties are not paid under the Primary Sublicense Agreement, KSA shall pay AH a royalty based on Net Sales, as defined herein and in the Primary Sublicense Agreement, at the same rates and amounts and on the same terms and conditions as specified in Section 4 of the Primary Sublicense Agreement. In addition and because the sales of Licensed Products or practice of Licensed Processes, each as defined herein, shall include a combination of Licensed Products and/or Licensed Processes, each as defined in the Primary Sublicense Agreement, and a suitable endosome pH-raising agent, as defined by the Licensed Patent Rights (for example, chloroquine) KSA shall pay an additional one percent (I%) royalty finder this Agreement for Net Sales of Licensed Products or practice of Licensed Processes as these terms are defined in the Primary Sublicense Agreement and this Agreement, namely, mutated diphtheria immunotoxins, for the indicated Licensed Field of Use and in the Licensed Territory. Notwithstanding anything in this Section 3.1.1 of Appendix D to the contrary, consistent with Section 4.4(f) of the Primary Sublicense Agreement the additional royalty rate owed under this Agreement shall be reduced to * while the Primary Sublicense Agreement is in effect. Therefore, while the Primary Sublicense Agreement and this Agreement are in effect, KSA shall pay AH the royalty rate set forth in the Primary Sublicense Agreement on Net Sales of the Licensed Products or practice of Licensed Processes as those terms are defined under the Primary Sublicense Agreement and this Agreement, specifically, the applicable royalty rate under the Primary Sublicense Agreement and * under this Agreement.

3.2 Notwithstanding the terms of Section 3.1 of this Appendix D, after expiration of the last to expire of the Licensed Patent Rights, as defined in the Primary Sublicense Agreement, and until expiration of the last to expire of the Licensed Patent Rights, as defined herein, KSA shall pay AH a royalty of * of Net Sales as defined in this Agreement and, without duplication, Net Sales as defined in the Primary Sublicense Agreement without regard to the term of any patent) in combination with Net Sales as defined in this Agreement. KSA further agrees that the total earned royalties due to AH can rise to a total of * should the provisions of the related non-exclusive patent licenses, the Manufacturing Patent License Agreement and Drug Delivery Patent Sublicense Agreement between the parties and dated on even date herewith, be in effect. In such a case, * under this Agreement, * under such Manufacturing Patent License Agreement and * under Drug Delivery Patent Sublicense Agreement.

4. Benchmark Royalties. KSA agrees to pay AH Benchmark Royalties as follows:

4.1 * — upon filing of the first application for regulatory approval to conduct a clinical trial in humans anywhere in the Licensed Territory utilizing and/or directed to Licensed Product(s) and/or Licensed Process(es);

4.2 * — upon the completion of the first Phase II Clinical Trials in humans anywhere in the Licensed Territory utilizing and/or directed to Licensed Product(s) and/or Licensed Process(es) anywhere in the Licensed Territory;

4.3 * — upon the completion of the first Phase III Clinical Trials in humans anywhere in the Licensed Territory utilizing and/or directed to Licensed Product(s) and/or Licensed Process(es); and

4.4 * — upon marketing approval anywhere in the Licensed Territory utilizing and/or directed to Licensed Product(s) and/or Licensed Process(es).

5. Sublicense Royalties. In addition to the royalties set forth in this Appendix D, KSA agrees to pay AH additional sublicensing royalties of * of any consideration, except earned royalties on Net Sales under Section 3 of Appendix D of this Agreement, received for the grant of each sublicense in respect of the Licensed Patent Rights in the Territory.

APPENDIX E

COMMERCIAL DEVELOPMENT PLAN

RESEARCH, DEVELOPMENT AND MARKETING PLAN

“Methods of Protecting Vasculature From Damage by Diphtheria Toxin and Pseudomonas

Toxin-based Immunotoxins During Therapy: Vascular Protection by Chloroquine During Brain

Tumor Therapy with Tf-CRM107/NC 66000”

May 28, 2002

DEVELOPMENT PLAN

CLINICAL REGULATORY

The above referenced technology will be used to reduce the neurotoxicity of the immunotoxin, Tf-CRM107 (also known as NC 66000). Animal Studies carried out by Dr. Richard Youle (NIH) indicate that Chloroquine (an anti-malaria drug) increases the maximum tolerated dose of NC 66000 by 50%.

NC 66000 is a therapy that is currently directed at a specific niche; brain cancer patients. The clinical trials for Chloroquine/NC 66000 will also be directed to this niche and will be conducted at a limited number of sites (approximately 10 to 15), to ensure that the neurosurgeons are well trained in the procedure and to ensure that safety issues can be evaluated and proper follow-up care is provided to patients. These sites will most likely be the same sites where previous clinical trials for NC 66000 were conducted. Clinical Trials will begin with a single centre Phase I trial in the first half of 2003. These studies will establish the maximum tolerated dose as well as Chloroquine’s safety profile when used in conjunction with NC 66000 therapy. Subject to regulatory and IRB approvals, a multicentre Phase 11 Clinical Trial is projected to begin the second half of 2004. A Phase III Clinical Trial will follow beginning in the second half of 2006. It is expected that a BLA will be submitted during the second half of 2008.

MANUFACTURING

KS Avicenna, will be responsible for all activities associated with the manufacture of NC 66000 for the human clinical trials with Chloroquine. KS Avicenna will complete the final stages of manufacture of NC 66000 in the second half of 2002 for use in the Phase I Chloroquine/NC 66000 Clinical Trial.

SALES PLAN

Once marketing approval is received for the use of Chloroquine as an adjunct with NC 66000, the drug will be provided to hospitals that are familiar with the NC 66000 therapy. These will be hospitals where NC 66000 is currently in use. This ensures that procedures are followed and safety can be evaluated. At peak penetration, it is expected that over 100 leading neuro-oncology centers and hospitals in the US will gain access to the NC 66000 technology.

Given the relatively small number of sites (when compared to other biopharmaceuticals), marketing efforts will be managed by a direct sales force employed by KS Avicenna. In addition to the direct sales force, presentations at conferences, both academic/professional and industrial, such as the AANS (American Association of Neurological Surgeons) and publications in academic and industrial journals including the internet will ensure that neurosurgeons and oncologists are aware of the Chloroquine/NC 66000 combination therapy and its benefits.

MARKET ANALYSIS

The clinical development of NC 66000 is focused on recurrent, inoperable, high grade glioma patients. The category of high-grade glioma (HGG) is defined to include Glioblastoma Multiforme (GBM) and Anaplastic Astrocytoma (AA). According to estimates found in Future Oncology V3 (7/8), GBM and AA account for 41.8% and 5.9% of the total incidence of primary brain cancer, respectively. Patients with malignant gliomas typically undergo surgery, radiation or chemotherapy in an attempt to prolong survival, but in almost all of them the gliomas will recur, which is also why this diagnosis is nearly uniformly fatal. Therefore, we assume that the incidence of recurrent HGG is the same as the incidence of original HGG. To determine the number of inoperable tumors, we estimate that 65% of recurrent, high grade gliomas are inoperable. This estimate is based on discussions with neurosurgeons.

The incidences for high grade glioma (HGG) in the United States and Canada have been extrapolated from 1997 estimates at an incidence of 20,000 using 1.17 % as the calculated annual increase in primary brain cancer incidence. (Future Oncology V3 (7/8), 1998). These calculations are used to obtain the total market size in patients for this market segment.

The estimated projections for the market penetration for immunotoxins and market share for the NC 66000 product are indicated in Table 2 below. NC 66000 sales will begin in 2005. As the first immunotoxin to market, NC 66000’s impressive efficacy will drive adoption to high levels. The penetration rate for immunotoxins will increase to a peak penetration of 65% in 2010 to 2012 as physicians and clinical centres realize the benefits of this type of therapy. Market share projections assume that NC 66000 will be the first to the market and will have two years of market exclusivity in years 2005 and 2006. Original estimates for market share projected that NC 66000 would maintain a leading market share until 2010 as first to the market for an unmet clinical need, would give NC 66000 a significant advantage.

With the approval of the use of Chloroquine as an adjunct to NC 66000 therapy by late 2008 or early 2009, NC 66000 will extend its position as a leader in the recurrent non-operable brain tumor market until 2014. The net effect of the use of Chloroquine will be to increase the number of patients that could benefit from NC 66000 therapy thereby increasing NC 66000’s market share and net sales. Table 3 demonstrates the projected increase in market share and sales of NC 66000 that could occur with the use of Chloroquine. Use of Chloroquine as an adjunct will increase the cumulative sales of NC-66000 by at least $58 million.

The improved safety profile of NC 66000 with Chloroquine will further expand the treatment population that may benefit from this novel therapy. Thus, in addition to non-operable recurrent HGG, the use of Chloroquine may expand the use of NC 66000 to include operable tumors, lower grade gliomas and pediatric tumors. The increased sales projections in Table 3 are therefore very conservative and could be significantly higher.

Sales projection estimates are calculated from assumptions about pricing over the life of the product as well as the estimate that the average number of treatments per patient is 2.

TABLE 1

SCHEDULE - CHLOROQUINE/ NC 66000

	2002		2003		2004		2005		2006		2007		2008
	H1	H2	H1	H2	H1	H2	H1	H2	H1	H2	H1	H2	H1	H2
Regulatory

BLA Submission*

Clinical

Phase I Clinical Trials (Single Centre)

Phase II Clinical Trials (Multi Centre)

Phase III Clinical Trials (Multi Centre)

CMC

Supply of Drug Substance (KS Avicenna)

*Approvals under the control of FDA

TABLE 2

DISEASE INCIDENCE AND SALES PROJECTIONS:

NC 66000 2002 to 2009

NC 66000/Chloroquine 2009 to 2015

Market Segment: Non-operable HGG

º

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
º Incidence
U.S.A. Primary tumor +1.2% (note 1 & 2)	18,649	18,867	19,080	19,309	19,534	19,761	19,992	20,224	20,460	20,698	20,940	21,183	21,430	21,680
Canada Primary tumor + 1.2% (note 1 & 2)	2,299	2,326	2,353	2,381	2,408	2,436	2,465	2,494	2,523	2,552	2,582	2,612	2,642	2,673
HGG (%)	47.7%	47.7%	47.7%	47.7%	47.7%	47.7%	47.7%	47.7%	47.7%	47.7%	47.7%	47.7%	47.7%	47.7%
HGG patients	9,993	10,109	10,227	10,346	10,466	10,588	10,712	10,836	10,963	11,090	11,220	11,350	11,483	11,616
HGG non-op, recurrent (%)	65%	65%	65%	65%	65%	65%	65%	65%	65%	65%	65%	65%	65%	65%
º HGG non-op, recurrent patients	6,495	6,571	6,647	6,725	6,803	6,882	6,963	7,044	7,126	7,209	7,293	7,378	7,464	7,551
Penetration (Immunotoxins % of patients)	0%	0%	0%	9%	22%	48%	56%	61%	65%	65%	65%	61%	56%	52%
Treated patients				605	1,497	3,303	3,899	4,297	4,632	4,686	4,740	4,500	4,180	3,927
Treatments patient				2	2	2	2	2	2	2	2	2	2	2
Total treatments				1,210	2,994	6,606	7,798	8,594	9,264	9,371	9,480	9,000	8,360	7,854
º NC66000 Market Share				100%	100%	85%	70%	70%	70%	70%	65%	60%	50%	47%

NC66000 Treatments				1,210	2,994	5,615	5,459	6,016	6,485	6,560	6,162	5,400	4,180	3,691
Price per treatment ($ US) (note 5)				7,500	7,203	7,059	6,918	6,644	6,511	6,381	6,253	6,128	6,005	5,885

NC66000 Net Sales ($ US ‘000’s)				9,075	21,566	39,636	37,765	39,970	42,224	41,859	38,531	33,091	25,101	21,722

º Note 1: Number of cases per year per 1997 SEER Estimate per “CA a Cancer Journal” Prados, Berger &Wilson	17,600	U.S.

º	2,170	Canadian

Note 2: Annual Growth in Brain Tumors per 1997 SEER estimate	1.17%
º Note 3: HGG (%) is the incidence of Glioblastoma Multiforme and Anaplastic Astrocytoma, per 1997 SEER Estimate	47.7%
º Note 4: HGG non-op, recurrent (%) is the non-operable HGG of total HGG, as per Nycomed Amersham estimate	65%
º Note 5: Price per treatment begins at $US 7500 and declines each year after completion

TABLE 3 COMPARISON OF SALES PROJECTIONS: NC 66000 Versus NC 66000/CHLOROQUINE Market Segment: Non-operable HGG
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
SALES ($ US 000’s)
NC 66000				9,075	21,566	39,637	37,765	34,256	30,159	28,702	27,269	24,267	21,085	18,491
NC 66000/Chloroquine								39,970	42,224	41,859	38,531	33,091	25,101	21,722
Increase in Sales due to Chloroquine use								5,714	12,065	13,157	11,262	8,824	4,016	3,231
% Increase								16.7%	40.0%	45.8%	41.3%	36.4%	19.0%	17.5%
MARKET SHARE: % of Immunotoxin Market
NC 66000				100%	100%	85%	70%	60%	50%	48%	46%	44%	42%	40%

NC 66000/Chloroquine								70%	70%	70%	65%	60%	50%	47%

APPENDIX F

BENCHMARKS

Licensee agrees to the following Benchmarks for its performance under this Agreement and, within thirty (30) days of achieving a Benchmark, will notify PHS that the Benchmark has been achieved.

Begin Phase I Clinical Trials	1st Half, 2003

Begin Phase II Clinical Trials	2nd Half, 2004

Begin Phase III Clinical Trials	2nd Half, 2006

BLA Submission	2nd Half, 2008

Product Launch	Six months after receipt of the BLA